Exhibit 99.1

4D pharma plc

4D PHARMA PLC (“4D pharma”) IS TEMPORARILY PAUSING RECRUTMENT INTO ONGOING CLINICAL TRIALS

Leeds, UK, 1 July, 2022 – 4D pharma plc (AIM: DDDD, NASDAQ: LBPS), a pharmaceutical company leading the development of Live Biotherapeutic products (LBPs), a novel class of drugs derived from the microbiome, today announces that following the appointment of administrators on 24 June 2022, recruitment of new patients into ongoing clinical studies will be temporarily paused. The studies impacted are:

1)	the Phase I/II study of MRx0518, in combination with KEYTRUDA® (pembrolizumab), in patients with solid tumors. This study is currently in Part B and has met its primary efficacy endpoint early in the renal cell carcinoma group, as announced on 23 March 2022, having previously successfully completed Part A as announced on 11 May 2020;
2)	the Phase II clinical trial of MRx0518, in combination with BAVENCIO® (avelumab), in patients with urothelial carcinoma;
3)	the Phase I study of MRx0518 in patients with pancreatic cancer;
4)	the Phase I/II study of MRx-4DP0004 in patients with asthma. Part A of this study was successfully completed as announced on 13 December 2021 ; and
5)	the Phase I study of MRx0005 or MRx0029 in patients with Parkinson’s disease.

4D pharma is working with the administrators to enable an exit from administration as soon as possible and, in the event that the company does exit administration, currently plans to recommence recruitment so long as additional capital funding is secured. Further announcements will be made in due course.

About 4D pharma

4D pharma is a world leader in the development of Live Biotherapeutics, a novel and emerging class of drugs, defined by the FDA as biological products that contain a live organism, such as a bacterium, that is applicable to the prevention, treatment or cure of a disease.  4D pharma has developed a proprietary platform, MicroRx®, that rationally identifies Live Biotherapeutics based on a deep understanding of function and mechanism.

4D pharma’s Live Biotherapeutic products (LBPs) are orally delivered single strains of bacteria that are naturally found in the healthy human gut. In addition to those programs listed above, there are two further clinical stage programs, namely Blautix® which is in development for the treatment of irritable bowel syndrome (IBS), and which has successfully completed a Phase II trial, and MRx0518 in patients with solid tumours, which successfully completed Part A as announced on 9 November 2020. Additional nonclinical-stage programs of LBPs include therapies for central nervous system (CNS) diseases, immune-inflammatory conditions and cancer. 4D pharma has a research collaboration with MSD (a tradename of Merck & Co., Inc., Kenilworth, NJ, USA), to discover and develop Live Biotherapeutics for vaccines.

For more information, refer to https://www.4dpharmaplc.com.

4D pharma plc

Forward-Looking Statements

This announcement contains “forward-looking statements.” All statements other than statements of historical fact contained in this announcement, including without limitation statements regarding the timing of studies, are forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements are often identified by the words “believe,” “expect,” “anticipate,” “plan,” “intend,” “foresee,” “should,” “would,” “could,” “may,” “estimate,” “outlook” and similar expressions, including the negative thereof. The absence of these words, however, does not mean that the statements are not forward-looking. These forward-looking statements are based on 4D pharma’s current expectations, beliefs and assumptions concerning future developments and business conditions and their potential effect on 4D pharma. While management believes that these forward-looking statements are reasonable as and when made, there can be no assurance that future developments affecting 4D pharma will be those that it anticipates.

All of 4D pharma’s forward-looking statements involve known and unknown risks and uncertainties, some of which are significant or beyond its control, and assumptions that could cause actual results to differ materially from 4D pharma’s historical experience and its present expectations or projections. The foregoing factors and the other risks and uncertainties that could cause actual results to differ materially include the ability of 4D pharma to exit from administration and potential changes in its recruitment plan if additional capital funding is secured. 4D pharma wishes to caution you not to place undue reliance on any forward-looking statements, which speak only as of the date hereof. 4D pharma undertakes no obligation to publicly update or revise any of its forward-looking statements after the date they are made, whether as a result of new information, future events or otherwise, except to the extent required by law.

Contact Information:

4D pharma

Investor Relations ir@4dpharmaplc.com

Singer Capital Markets - Nominated Adviser and Joint Broker

Philip Davies / James Fischer (Corporate Finance) +44 (0)20 7496 3000

Tom Salvesen (Corporate Broking)

Bryan Garnier & Co. Limited - Joint Broker

Dominic Wilson +44 (0)20 7332 2500

Stern Investor Relations

Julie Seidel +1-212-362-1200

julie.seidel@sternir.com

Image Box Communications

Neil Hunter / Michelle Boxall +44 (0)20 8943 4685

neil@ibcomms.agency / michelle@ibcomms.agency